Exhibit 99.1

POSCO plans to announce 2017 Year-end Earnings Results and 2018 Business Plan as follows:

1. Agenda

•	Earnings Results for the Fiscal Year 2017

•	Business Plan for the Fiscal Year 2018 and Q&A Session

2. Date and Time

24 January, 2018 at 16:00 (KST)

3. Venue

Conference call

4. Participants

Analysts, Institutional Investors, and the Press